Exhibit 99.1

Babylon Again Delivers Strong Performance with Record Margins for Second Quarter 2022

•	Second quarter revenue grew 4.6x year-over-year to $265.4 million

•	U.S. value-based care members grew by 220% year-over-year

•	Adjusted EBITDA Margin of (25.9)% for the quarter, a 60% improvement year-over-year

•	Reiterating full year 2022 revenue guidance of $1.0 billion or greater and reiterating improved Adjusted EBITDA guidance of $(270.0) million

AUSTIN, TEXAS & LONDON, UK – August 9, 2022 – Babylon Holdings Limited (NYSE: BBLN) (“Babylon”), one of the world’s fastest-growing digital healthcare companies, today announced its financial and operating results for the second quarter ended June 30, 2022.

“Babylon has once again delivered very strong results that demonstrate our continued momentum.” said Ali Parsa, CEO and Founder of Babylon. “From Q2 revenue growing 4.6x to $265.4 million and U.S. value-based care members growing by 220% year-over year, to up to 7x increase in the speed of high risk member sign-up, and a 31% ER avoidance in our longest serving VBC contract, to a 7.5% improvement in medical margins in the span of three quarters, almost all our key metrics are performing well. I am truly thankful to all Babylonians for their hard work and unwavering commitment to our mission, and to our members, providers and investors for the continued trust and support."

Charlie Steel, Chief Financial Officer, added, “Babylon has continued its track-record of strong operational performance through the second quarter of 2022, with our Cost of Care Delivery expense reducing as a percentage of revenue from last quarter and delivering Adjusted EBITDA results ahead of consensus estimates. We continue to remain focused on profitable growth and are on track to achieve our revenue guidance of $1.0 billion or greater for the full year of 2022, alongside our improved Adjusted EBITDA guidance of $(270.0) million or less announced in July.”

Second Quarter Financial Results

Comparison of the following financial results for the three months ended June 30, 2022, compared to the three months ended June 30, 2021:

•	Total revenue was $265.4 million compared to $57.5 million, a 4.6x year-over-year increase of $207.9 million. This was primarily driven by the growth in value-based care (“VBC”) revenue, which increased by 524% year-over-year to $244.1 million in Q2 2022.

•	Loss for the period totaled $157.1 million, or a 59.2% Loss for the Period Margin, compared to Loss for the period of $64.9 million, or a 112.9% Loss for the Period Margin, in the second quarter of 2021. Loss for the Period Margin improved this quarter by 54 percentage points.

•	Claims expense increased year-over-year, from $40.4 million in Q2 2021 to $238.8 million in Q2 2022. However on a percentage basis, Medical Margin improved by 5 percentage points over the period from (3.2)% in Q2 2021 to 2.2% in Q2 2022.

•	Clinical care delivery expense increased year-over-year, from $16.0 million in Q2 2021 to $21.6 million in Q2 2022 but decreased significantly as a percentage of revenue from 27.9% to 8.2%, demonstrating operational leverage across our network.

•	Adjusted EBITDA totaled $(68.7) million, a (25.9)% Adjusted EBITDA Margin, compared to $(49.6) million Adjusted EBITDA, or (86.3)% Adjusted EBITDA Margin, in the second quarter of 2021. Adjusted EBITDA Margin improved year-over-year by 60 percentage points.

Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin are non-IFRS measures. An explanation of non-IFRS measures, a reconciliation of Adjusted EBITDA to the most comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the Period Margin, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin, have been provided at the end of this press release.

Recent Highlights

•	VBC membership grew 3.2x year-on-year to a total of approximately 269,000 U.S. VBC members as of June 30, 2022. The breakout of U.S. VBC Members by health insurance program type is shown below:

% of Total U.S. VBC Members:	December 31, 2020	December 31, 2021	June 30, 2022
Medicaid	88%	84%	82%
Medicare	12%	7%	12%
Commercial	—	9%	6%
Total U.S. VBC Members[1]	66,000	167,000	269,000

•	In July 2022, we launched a new VBC contract covering 10,000 Medicare Advantage members in New Mexico, increasing the percentage of our VBC revenue from Medicare contracts to over 40% on a going forward basis.

•	Announced cost reduction actions intended to accelerate our path to profitability, which are expected to generate annual cash savings of up to $100 million. These efficiencies are being implemented during Q3 2022 with the expected financial impact predominantly from Q4 2022 onwards and subsequent periods.

•	Successful completion of the warrant exchange transaction launched in May 2022, simplifying Babylon’s capital structure, and reducing the potential dilutive impact of the public and private placement warrants.

•	During the second quarter of 2022, we recorded non-cash impairment charges of $53.2 million, primarily due the outcome of an interim impairment assessment.

1 Rounded to nearest thousand. “U.S. VBC Members” means individuals who are covered by one of our U.S. value-based care agreements with a health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. Total U.S. VBC Members for December 31, 2020 and December 31, 2021 as per Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022. VBC membership figures may include some estimates for lagging data provided by health plans and may be subject to true-ups and adjustments in the future.

FY 2022 Financial Guidance

For the twelve months ending December 31, 2022, Babylon is reiterating its revenue guidance of $1.0 billion or greater, which represents a more than 3x increase over 2021 revenue driven predominantly by organic growth, fueled by state expansion in the U.S. with existing clients, as well as members from new clients.

Babylon is reiterating improved Adjusted EBITDA guidance for FY 2022 from $(295.0) million or less to $(270) million or less, implying a significant improvement in Adjusted EBITDA Margin from (184)% and (54)% in 2020 and 2021, with forecasted monthly Adjusted EBITDA of $(18) million or less by December 2022. Babylon continues to evaluate timing to reach profitability on both a cash flow and Adjusted EBITDA basis, which we are targeting as no later than 2025.

These statements are forward-looking and actual results may differ materially. Please refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements. We are not able to reconcile projected Adjusted EBITDA loss for 2022 or December 2022, or 2022 Adjusted EBITDA Margin to its most directly comparable IFRS measure as we are not able to forecast Loss for the period on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect Loss for the period, including, but not limited to, changes in fair value of warrant liabilities, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict Loss for the period as the difference between the two measures is variable and may be significant.

Second Quarter 2022 Earnings Conference Call

Babylon will host a conference call to discuss second quarter 2022 results on August 9, 2022, at 5:00 p.m. Eastern Time. To participate in the Company’s live conference call and webcast, please dial (866) 682-6100 for U.S. participants, 0800 756 3429 for U.K. participants, or +1 862-298-0702 for international participants. Alternatively, you can visit the “News & Events” section of https://ir.babylonhealth.com/ to access the live webcast. On this page, you can also find a “Call me” link for instant telephone access to the event, which will be made active 15 minutes prior to the scheduled start time. A replay of the call will be available via webcast for on-demand listening shortly after the completion of the call, at the same web link, and will remain available for approximately 90 days.

Additional Notes

Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin are non-IFRS measures. An explanation of non-IFRS measures, a reconciliation of Adjusted EBITDA to the most comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the Period Margin, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin, have been provided at the end of this press release.

Accompanying supplemental information will be posted to the Investor Relations section of Babylon’s website at https://www.babylonhealth.com.

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York, or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries and is capable of operating in 16 languages. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Table 1

Babylon Holdings Limited

Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Revenue:
Value-based care	244,098	39,133	490,673	66,392
Software licensing	7,375	8,281	15,131	44,245
Clinical services	13,889	10,064	26,004	18,134
Total revenue	265,362	57,478	531,808	128,771
Claims expense	(238,764)	(40,384)	(486,316)	(64,301)
Clinical care delivery expense	(21,649)	(16,013)	(45,576)	(27,836)
Platform & application expenses	(13,356)	(14,943)	(30,059)	(21,377)
Research & development expenses	(18,658)	(6,811)	(28,715)	(17,201)
Sales, general & administrative expenses	(67,969)	(45,127)	(126,279)	(76,606)
Impairment expense	(53,224)	—	(53,224)	—
Operating loss	(148,258)	(65,800)	(238,361)	(78,550)
Finance costs	(9,816)	(1,251)	(16,444)	(2,243)
Finance income	128	14	383	28
Change in fair value of warrant liabilities	10,791	—	16,366	—
Loss on settlement of warrants	(2,375)	—	(2,375)	—
Exchange (loss) / gain	(7,350)	482	(7,797)	(91)
Net finance expense	(8,622)	(755)	(9,867)	(2,306)
Gain on sale of subsidiary	—	—	—	3,917
Share of loss of equity-accounted investees	—	(821)	—	(1,276)
Loss before taxation	(156,880)	(67,376)	(248,228)	(78,215)
Tax (provision) / benefit	(199)	2,501	(208)	2,493
Loss for the period	(157,079)	(64,875)	(248,436)	(75,722)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	1,495	1,687	(2,258)	(67)
Other comprehensive loss for the period, net of income tax	1,495	1,687	(2,258)	(67)
Total comprehensive loss for the period	(155,584)	(63,188)	(250,694)	(75,789)
Loss attributable to:
Equity holders of the parent	(157,079)	(64,441)	(248,436)	(74,907)
Non-controlling interest	—	(434)	—	(815)
	(157,079)	(64,875)	(248,436)	(75,722)
Total comprehensive loss attributable to:
Equity holders of the parent	(155,584)	(62,754)	(250,694)	(74,974)
Non-controlling interest	—	(434)	—	(815)
	(155,584)	(63,188)	(250,694)	(75,789)
Net loss per share, Basic and Diluted	(0.41)	(0.26)	(0.64)	(0.31)

Table 2

Babylon Holdings Limited

Consolidated Statement of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021
	$’000	$’000
Cash flows from operating activities
Loss for the period	(248,436)	(75,722)
Adjustments to reconcile Loss for the period to net cash used in operating activities:
Share-based compensation	18,966	12,344
Depreciation and amortization	21,402	13,322
Impairment expense	53,224	—
Finance costs	16,444	2,243
Finance income	(383)	(28)
Change in fair value of warrant liabilities	(16,366)	—
Loss on settlement of warrants	2,375	—
Exchange loss	7,797	91
Taxation	208	(2,493)
Gain on sale of subsidiary	—	(3,917)
Share of loss of equity-accounted investees	—	1,276
	(144,769)	(52,884)
Working capital adjustments
Decrease / (increase) in trade and other receivables	5,489	(12,414)
Increase / (decrease) in trade and other payables	12,335	44,372
(Increase) / decrease in assets/liabilities held for sale	—	1,460
Net cash used in operating activities	(126,945)	(19,466)
Cash flows from investing activities
Development costs capitalized	(17,449)	(16,254)
Capital expenditures	(6,977)	(2,444)
Interest received	383	7
Proceeds from sale of investment in subsidiary	—	2,213
Payment for acquisition of subsidiaries	—	(13,835)
Purchase of shares in associates and joint ventures	—	(5,000)
Net cash used in investing activities	(24,043)	(35,313)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	100,000	—
Payment of equity and debt issuance costs	(5,499)	—
Interest paid	(4,644)	(1,826)
Principal payments on leases	(2,435)	(2,293)
Other financing activities, net	(1,736)	(366)
Net cash provided by (used in) financing activities	85,686	(4,485)
Net increase in cash and cash equivalents	(65,302)	(59,264)
Cash and cash equivalents at January 1,	262,581	101,757
Effect of movements in exchange rate on cash held	(10,322)	(112)
Cash and cash equivalents at end of period	186,957	42,381

Table 3

Babylon Holdings Limited

Consolidated Statement of Financial Position

(Unaudited)

	June 30, 2022	December 31, 2021
	$’000	$’000
ASSETS
Non-current assets
Right-of-use assets	17,972	7,844
Property, plant and equipment	26,698	24,990
Goodwill	43,041	93,678
Other intangible assets	105,846	111,421
Total non-current assets	193,557	237,933
Current assets
Right-of-use assets	5,057	3,999
Trade and other receivables	28,333	24,119
Prepayments and contract assets	18,417	26,000
Cash and cash equivalents	186,957	262,581
Total current assets	238,764	316,699
Total assets	432,321	554,632
EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	16	16
Share premium	927,183	922,897
Share-based payment reserve	101,132	80,371
Retained earnings	(1,086,422)	(837,986)
Foreign currency translation reserve	(2,285)	(27)
Total capital and reserves	(60,376)	165,271
Total equity	(60,376)	165,271
LIABILITIES
Non-current liabilities
Loans and borrowings	268,665	168,601
Contract liabilities	54,781	70,396
Lease liabilities	18,028	8,442
Deferred grant income	7,504	7,236
Deferred tax liability	764	1,019
Total non-current liabilities	349,742	255,694
Current liabilities
Trade and other payables	30,818	22,686
Accruals and provisions	43,283	36,856
Claims payable	38,657	24,628
Contract liabilities	20,552	23,786
Warrant liability	2,881	20,128
Lease liabilities	5,245	4,190
Deferred grant income	1,519	1,208
Loans and borrowings	—	185
Total current liabilities	142,955	133,667
Total liabilities	492,697	389,361
Total liabilities and equity	432,321	554,632

Table 4

Babylon Holdings Limited

Non-IFRS Financial Measures

(Unaudited)

EBITDA is defined as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, and tax provision or benefit. Adjusted EBITDA is defined as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, tax provision or benefit, impairment expenses, change in fair value of warrant liabilities, loss on settlement of warrants, share-based compensation, foreign exchange gain or loss, restructuring and other one-time benefit arrangements and gain or loss on sale of subsidiaries. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Total revenue for the corresponding period. Medical Loss Ratio and Medical Margin are derived from amounts presented in the Statement of Profit and Loss included in the table below.

We believe that EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin (collectively, the “Non-IFRS Measures”) are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of any of the Non-IFRS Measures may not be comparable to similar measures disclosed by other issuers, because some issuers calculate certain of the Non-IFRS Measures differently or not at all, limiting their usefulness as direct comparative measures.

The following table presents a reconciliation of specific IFRS measures to the Non-IFRS Measures used by management. These include EBITDA and Adjusted EBITDA from the most directly comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the Period Margin, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin, for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Loss for the period	(157,079)	(64,875)	(248,436)	(75,722)
Adjustments to calculate EBITDA:
Finance costs and income	9,688	1,237	16,061	2,215
Depreciation and amortization	11,944	7,474	21,402	13,322
Tax provision / (benefit)	199	(2,501)	208	(2,493)
EBITDA	(135,248)	(58,665)	(210,765)	(62,678)
Adjustments to calculate Adjusted EBITDA:
Impairment expense	53,224	—	53,224	—
Change in fair value of warrant liabilities	(10,791)	—	(16,366)	—
Loss on settlement of warrants	2,375	—	2,375	—
Share-based compensation	10,564	9,542	18,966	12,344
Exchange loss / (gain)	7,350	(482)	7,797	91
Restructuring and other one-time benefit arrangements	3,848	—	3,848	—
Gain on sale of subsidiary	—	—	—	(3,917)
Adjusted EBITDA	(68,678)	(49,605)	(140,921)	(54,160)

Total revenue	265,362	57,478	531,808	128,771
Value-based care revenue	244,098	39,133	490,673	66,392
Claims expense	(238,764)	(40,384)	(486,316)	(64,301)

IFRS Loss for the Period Margin	(59.2)%	(112.9)%	(46.7)%	(58.8)%
Adjusted EBITDA Margin	(25.9)%	(86.3)%	(26.5)%	(42.1)%

Medical Loss Ratio	97.8%	103.2%	99.1%	96.9%
Medical Margin	2.2%	(3.2)%	0.9%	3.1%

Contacts:

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press@babylonhealth.com

Investors

investors@babylonhealth.com